# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: OS Therapies Incorporated, CIK 0001795091
CUSIP: 68764Y207
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 115 Pullman Crossing Road, Suite 103, Grasonville, Maryland (MD), 21638
Date of event which requires filing of this statement: 07/31/2024
Filed by CIK 0002048828
Persons authorized to receive notices and communications: Shalom Auerbach, 15 Atlantic Avenue,, Suite M2, Lynbrook, New York (NY), 11563, 917-364-7051; Einodmil LLC, 396 Oakland Avenue, Cedarhurst, New York (NY), 11516, 917-364-7051

## Reporting persons
- Shalom Auerbach (CIK 0002048828): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 2,554,582; shared voting power 0; sole dispositive power 2,554,582; shared dispositive power 0; aggregate amount beneficially owned 2,554,582 (11.9% of the class)
  Comment: See Item 5 for additional information.
- Einodmil LLC (CIK 0002048829): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 2,531,211; shared voting power 0; sole dispositive power 2,531,211; shared dispositive power 0; aggregate amount beneficially owned 2,531,211 (11.8% of the class)
  Comment: See Item 5 for additional information.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: OS Therapies Incorporated
Address of issuer's principal executive offices: 115 Pullman Crossing Road, Suite 103, Grasonville, Maryland (MD), 21638
Comment: The securities to which this Schedule 13D (the "Schedule 13D") relates are shares of common stock, par value $0.001 per share (the "Common Stock"), of OS Therapies Incorporated (the "Issuer").

## Item 2. Identity and Background
Name of person filing: Shalom Auerbach ("Mr. Auerbach") and Einodmil LLC ("Einodmil" and together with Mr. Auerbach, the "Reporting Persons")
Residence or business address: The business residence of Mr. Auerbach is 15 Atlantic Avenue, Suite M2, Lynbrook, NY 11563. The business residence of Einodmil is 396 Oakland Avenue, Cedarhurst, NY 11516.
Present principal occupation or employment: The principal occupation of Mr. Auerbach is to serve as the Principal of Einodmil. Mr. Auerbach exercises voting and dispositive power over all securities of the Issuer held by himself directly and Einodmil. The principal business of Einodmil is investing in securities.
Criminal convictions in the last five years: During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Auerbach is a citizen of the United States of America. Einodmil is a limited liability company organized under the laws of the state of Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Schedule 13D and the information set forth in or incorporated by reference in Item 2 and Item 5 of the Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

Prior to the Issuer's initial public offering on July 31, 2024, Einodmil held 804,375 shares of the Issuer, including (i) 600,000 shares acquired pursuant to the Transfer Agreement and (ii) 204,375 shares (on a post-split basis) issued to noteholders in the Issuer's private placements between November 2022 and April 2024.

On August 2, 2024, (i) Einodmil was issued 1,743,556 shares of Common Stock upon conversion of certain promissory notes and (ii) Mr. Auerbach was issued 23,371 shares of Common Stock upon conversion of a certain promissory note (collectively, the "Note Conversions"). Prior to the Note Conversions, the aggregate principal amount of the promissory notes held by (i) Einodmil was $3,270,000, which was acquired using the working capital of Einodmil, and (ii) Mr. Auerbach was $25,000, which was acquired using personal funds of Mr. Auerbach. On January 15, 2025, Einodmil sold 16,720 shares of Common Stock for proceeds of approximately $112,600 (the "Sales").

## Item 4. Purpose of Transaction
Purpose of transaction:
As substantial owners of shares of Common Stock, the Reporting Persons may be able to control the Issuer's business and influence the corporate activities of the Issuer, including the transactions described in clauses (a) through (j) of this Item 4.

On May 13, 2024, Einodmil entered into a Transfer Agreement (the "Transfer Agreement") whereby Eindomil (i) received a transfer of 600,000 shares of Common Stock and (ii) may receive an additional transfer of up to 600,000 shares of Common Stock based on the terms and conditions descried therein (the "Additional Transfer"). As of the date hereof, the Reporting Persons do not have beneficial ownership over any shares that may be received from the Additional Transfer, as the number of shares to be received, if any, is contingent on future events beyond the control of the Reporting Persons.

Except for the transfers pursuant to the Transfer Agreement described herein, the Reporting Persons do not at the present time have any plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer's business or corporate structure;
(g) Changes in the Issuer's certificate of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j) Any action similar to any of those enumerated above.

Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute shares of Common Stock to be acquired or held by the Reporting Persons to other entities. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Person's review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, the Reporting Persons' need for liquidity, and other future developments.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Schedule 13D and the information set forth in or incorporated by reference in Item 2 and Item 3 of the Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

As of the date hereof, Mr. Auerbach may be deemed to be the beneficial owner of an aggregate of 2,554,582 shares of Common Stock, all of which Mr. Auerbach has sole voting and dispositive power. The holdings of Mr. Auerbach represent an aggregate of approximately 11.9% of the Issuer's outstanding shares of Common Stock (based on 21,533,355 shares of Common Stock reported as outstanding as of December 31, 2024 in the Issuer's Registration Statement on Form S-1/A, filed with the Securities and Exchange Commission (the "SEC") on January 3, 2025).

As of the date hereof, Einodmil may be deemed to be the beneficial owner of an aggregate of 2,531,211 shares of Common Stock, all of which Einodmil has sole voting and dispositive power. The holdings of Einodmil represent an aggregate of approximately 11.8% of the Issuer's outstanding shares of Common Stock (based on 21,533,355 shares of Common Stock reported as outstanding as of December 31, 2024 in the Issuer's Registration Statement on Form S-1/A, filed with the SEC on January 3, 2025).

As of August 2, 2024, Mr. Auerbach may be deemed to be the beneficial owner of an aggregate of 2,571,302 shares of Common Stock, all of which Mr. Auerbach has sole voting and dispositive power. The holdings of Mr. Auerbach represent an aggregate of approximately 12.8% of the Issuer's outstanding shares of Common Stock (based on 20,049,655 shares of Common Stock reported as outstanding in the Issuer's Rule 424(b)(4) Prospectus, filed with the SEC on August 1, 2024).

As of August 2, 2024, Einodmil may be deemed to be the beneficial owner of an aggregate of 2,547,931 shares of Common Stock, all of which Einodmil has sole voting and dispositive power. The holdings of Einodmil represent an aggregate of approximately 12.7% of the Issuer's outstanding shares of Common Stock (based on 20,049,655 shares of Common Stock reported as outstanding in the Issuer's Rule 424(b)(4) Prospectus, filed with the SEC on August 1, 2024).

As of July 31, 2024, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 804,375 shares of Common Stock, all of which the Reporting Persons have sole voting and dispositive power. The holdings of the Reporting Persons represent an aggregate of approximately 12.6% of the Issuer's outstanding shares of Common Stock (based on 6,399,385 shares of Common Stock reported as outstanding in the Issuer's Rule 424(b)(4) Prospectus, filed with the SEC on August 1, 2024).
Number of shares as to which each person has sole or shared power to vote or dispose:
As of the date hereof, (i) Mr. Auerbach may be deemed to be the beneficial owner of an aggregate of 2,554,582 shares of Common Stock, all of which Mr. Auerbach has the sole voting and dispositive power, and (ii) Einodmil may be deemed to be the beneficial owner of an aggregate of 2,531,211 shares of Common Stock, all of which Einodmil has the sole voting and dispositive power.

As of August 2, 2024, (i) Mr. Auerbach may be deemed to be the beneficial owner of an aggregate of 2,571,302 shares of Common Stock, all of which Mr. Auerbach has the sole voting and dispositive power, and (ii) Einodmil may be deemed to be the beneficial owner of an aggregate of 2,547,931 shares of Common Stock, all of which Einodmil has the sole voting and dispositive power.

As of July 31, 2024, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 804,375 shares of Common Stock, all of which the Reporting Persons have sole voting and dispositive power.
Transactions in the class effected during the past sixty days:
Except for the Sales, there were no other transactions by the Reporting Persons in shares of Common Stock during the period commencing sixty (60) days prior to the date hereof.

There were no transactions by the Reporting Persons in shares of Common Stock during the period commencing sixty (60) days prior to August 2, 2024.

There were no transactions by the Reporting Persons in shares of Common Stock during the period commencing sixty (60) days prior to July 31, 2024.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Joint Filing Agreement: The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments hereto. A copy of such agreement is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

Transfer Agreement: The disclosure set forth above in Item 4 regarding the Transfer Agreement is incorporated herein and is qualified by reference to the text thereof.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Joint Filing Agreement, dated as of January 17, 2025, signed by each of the Reporting Persons in order to confirm that this Schedule 13D (and any amendments hereto) are being filed on behalf of each of the Reporting Persons.

Transfer Agreement, dated as of May 13, 2024, by and between Einodmil and Paul Romness.

## Signatures
- Shalom Auerbach: /s/ Shalom Auerbach, Shalom Auerbach (01/17/2025)
- Einodmil LLC: /s/ Shalom Auerbach, Shalom Auerbach/Principal (01/17/2025)